Offering Statement for Talla Inc. (“Talla, Inc.”)

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Talla Inc.

   4 Liberty Square

Floor 4
Boston, MA 02109

Eligibility

2. **The following are true for Talla Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Rudina Seseri

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience (https://www.linkedin.com/in/rudinaseseri/): Talla Inc., Director, Board of Directors May 2017 - Present; Glasswing Ventures, Founder and Managing Partner - May 2016 - Present; Education: Harvard Business School MBA · (2003 - 2005) Wellesley College BA, Magna Cum Laude, Phi Beta Kappa, Economics and International Relations · (1996 - 2000) Short Bio: Rudina Seseri is the Founder and Managing Partner of Glasswing Ventures, leading the firm's investments in AI, Saas, and IT. Rudina has 17 years of investing and operational experience in high-growth tech companies. Rudina was a Senior Manager in the Corporate Development Group at Microsoft Corporation. Prior to Microsoft, she was an investment banker in the Technology Group at Credit Suisse responsible for multibillion-dollar acquisitions and financings. Rudina earned her B.A at Wellesley College and her M.B.A at Harvard Business School.

   Name

Brady Bohrmann

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/bradybohrmann/): Talla, Inc., Board of Directors - 1/3/2020 - Present; Avalon Ventures, Managing Director - 2007 - Present ; Education: Babson College BS, Finance · (1981 - 1985) Short bio: Brady has over 20 years of experience as a venture capitalist and operating executive in both information technology and biotech. Previously, he served as a general partner of Masthead Venture Partners, an early-stage venture capital firm that he co-founded in 1997. Throughout his venture capital career, he has worked with over 75 companies. Brady holds a B.S. in Finance from Babson College.

Name
Rob May

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/robmay/): Talla Inc., Co-Founder/Executive Chair - October 2015 - Present; PJC, General Partner - November 2019 - Present; Education: University of Kentucky BSEE, Electrical Engineering · (1994 - 2000) University of Kentucky MBA, General · (1994 - 2000) Short bio: Rob is a General Partner at PJC with expertise in the areas of AI, hardware, B2B, and SaaS. Prior to joining PJC, Rob was the co-founder and CEO at Talla. He was also the co-founder and CEO of Backupify, the world's first cloud to cloud backup provider which was acquired for over $100m. As an angel investor, he made over 70 early-stage AI investments. Rob also writes the world's most popular newsletter on Artificial Intelligence – InsideAI. He holds both a B.S. and M.B.A. from the University of Kentucky.

Name
Francis Speiser

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (www.linkedin.com/in/fspeiser): Talla Inc., Chief Executive Officer - November 2019 - Present; SocialFlow, President and Chief Product Officer - March 2009 - November 2019; Education: Columbia University in the City of New York Philosophy · (2005 - 2008) University of Louisiana at Monroe CIS · (2002 - 2003) Harvard University Harvard Extension** - Philosophy · (1997 - 1998) University of Massachusetts Boston History · (1996 - 1997) Boston University Management · (1994 - 1996)

Name
Byron Galbraith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (linkedin.com/in/byrongalbraith): Talla Inc, Chief Technology Officer - Dec 2019 - Present ; Talla Inc, Chief Data Scientist - Dec 2015 – Dec 2019; Education Boston University PhD, Cognitive and Neural Systems · (2010 - 2015) Marquette University MS, Bioinformatics · (2008 - 2010) University of Illinois at Chicago BS, Bioengineering · (2004 - 2006) Short bio: Byron Galbraith is the Chief Technology Officer and co-founder of Talla, where he has worked for the past five years translating advancements in machine learning and natural language processing to build cutting edge knowledge automation solutions. Byron has a PhD in Cognitive and Neural Systems from Boston University and an MS in Bioinformatics from Marquette University. His research expertise includes natural language processing, reinforcement learning, brain-computer interfaces, neuromorphic robotics, spiking neural networks, and high-performance computing. Byron has held several software engineering roles including back-end system engineer, full stack web developer, office automation consultant, and game engine developer at companies ranging in size from a two-person startup to a multinational enterprise.

Name
Gunnar Link

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (linkedin.com/in/gunnarlink): 11/1/2019 - Present - CFO, Talla, Inc.; 2/1/2019 - 10/30/19 - CFO, Consultant; 5/1/2016 - 1/31/2019 - CFO, CAPA International; Education: MA Applied Economics - Northeastern BS Economics - Santa Clara University Certificate of Advanced Accounting - Santa Clara University California CPA (not active).

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Avalon Ventures XI, LP

Securities:	5,241,783
Class:	Common Stock
Voting Power:	28.2%

Avalon Ventures XI, LP

Securities:	21,567,260
Class:	Preferred Stock
Voting Power:	28.2%

Glasswing Ventures, L.P.

Securities:	5,130,948
Class:	Common Stock
Voting Power:	30.7%

Glasswing Ventures, L.P.

Securities:	24,016,219
Class:	Preferred Stock
Voting Power:	30.7%

Point Judith Venture Fund IV, L.P.

Securities:	1,767,918
Class:	Common Stock
Voting Power:	25.0%

Point Judith Venture Fund IV, L.P.

Securities:	21,956,214
Class:	Preferred Stock
Voting Power:	25.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Talla is an AI and automation platform that is design to transform the way businesses deliver customer support. Use Talla to automate answering support inquiries, give reps everything they need at their fingertips, and ensure your information is always accurate. Talla integrates with your existing systems and workflows to build machine learning models of common tasks, answer known questions, and make every rep more productive. Start using the most accurate AI-powered performance on the market to reduce resolution times, eliminate unnecessary escalations, and improve customer satisfaction. Talla was founded in 2015 and is based in Boston, MA. Talla powers your teams with insights, automated workflows, and artificial intelligence to help them scale up to meet a growing workload. Customer requests are met with a rapidly delivered and accurate solution. How Talla Works: Deploying Talla for your organization requires minimum resources as it leverages your existing documentation and processes. And with an intuitive training portal that discovers what it doesn't know and learns from your team, Talla can provide even more value over time. Provide 24/7 automated support with natural language processing, and drive quick resolutions. As your first line of support, Talla can guide customers through complex inquiries to limit agent escalation. Talla uses natural and systems-based language to determine a context for automation. For instance, a simple question may require an answer whereas a change in workforce due to illness or absence may require a learnable sequence of ways to tie the systems together in a seamless manner. For Customers: Give your agents the tools and insights to quickly resolve customer issues, and decrease resolution times by 25%. Integrate Talla into agents' workspace to provide instant access without adding more screens. For Agents: Keep your team operating at peak efficiency by automating common sales and support workflows. Automate them the way you want, for any of the tools you already use, and ensure that your team is focused on actions and decisions instead of clicks.

Talla, Inc. currently has 12 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document

or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Talla Inc. speculative or risky:**

   1. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

   2. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

   3. We reserve the right to make future offers and sales, either public or private, of our securities, including sales of equity or securities convertible into units at prices differing from the price of the units previously issued. In the event that any such future sales of securities are affected or we use our units to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

   4. The business of automation/AI is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from larger companies, any of which might launch its own drone technology or acquire other drone companies in the future.

   5. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies

   6. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

   7. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our existing lenders do not continue to cooperate with us, we could be forced to discontinue our operations.

   8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

   9. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative,

and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

11. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Additional dilution risk We are actively looking to raise additional capital via Convertible Note outside of the Netcapital Funding Portal as we believe that the maximum amount raised via Netcapital Funding Portal will not be sufficient to help achieve our operating goals. If we are successful with our fundraising efforts outside the portal your share in the company will get diluted. Terms of the note : Unsecured debt, Up to $2M, If change of control prior to qualified financing, repayment equal to 3x principal plus compounded interest, 6% compounding interest, 18 months duration, 20% discount to the price of the next qualified financing.

13. The shares of Securities acquired in the Offering have a lower priority that other securities issued by the Company and therefore may not receive any proceeds upon a sale of the Company. In addition to the rights of the Company's Preferred Stock set forth below, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (i.e. sale of the Company), the holders of shares of Preferred Stock then outstanding shall be entitled, on a pari passu basis, to be paid out of the assets of the Company available to distribution to its stockholders before any payment shall be made to holders of Common Stock. Note also that this payment to the holders of the Preferred Stock comes after payment in full of all secured indebtedness and unsecured liabilities, including the Company's convertible notes. As a result, if there is a sale of the Company, you may not receive any proceeds as a holder of Common Stock if the aggregate proceeds in the sale are not sufficient to satisfy these senior obligations.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for

acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF.

Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Talla Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should

not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Marketing: 35% Engineering: 15% Business Development: 30% Customer Success: 20% Talla intends to add engineering, sales and marketing capacity in the effort to handle its growing pipeline and due to the fact that we are acquiring much more scaled-out opportunities than at any point prior to this point in the company's history.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Marketing	$3,500	$374,500
Engineering	$1,500	$160,500
Business Development	$3,000	$321,000
Customer Success	$1,510	$161,570
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Talla Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be

returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $0.17 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such

categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	116,255,514	32,072,877	Yes	Fully diluted common shares outstanding total 32,072,877. Issued common shares are 25,023,770. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Holders of Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock. Please see the "FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TALLA INC." for further disclosure.
Preferred Stock	90,467,796	84,344,156	Yes	Fully diluted preferred shares outstanding total 84,344,156. Issued preferred shares are 69,904,275. The Company has designated four series of preferred shares, par value $.00001: (1) Series Seed: 6,686,347 authorized, original issue price $.63456; (2) Series A: 13,062,250 authorized, original issue price $.63636; (3) Series A-1: 5,201,022 authorized original issue price $.68924; (4) Series A-2: 65,518,177 authorized, original issue price $.15767. Preferred shares are convertible into common shares at the conversion rate in effect at the time of conversion, initially the original issue price. Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each preferred share is also entitled to a non-cumulative dividend upon declaration by the board of directors at varying rates per series prior and in preference to any declaration or payment of any dividend on other securities. Each of the four series of preferred shares, as four separate classes, are entitled to elect one director per series (four total directors), while the holders of common stock are entitled to elect two directors. Please refer to the Company's FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TALLA INC. for further disclosure.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options Plan	As of December 31, 2020, of the 1,589,041 options outstanding, approximately 1,338,000 are currently exercisable, while the remaining approximately 251,000 are subject to further vesting over the next two years. The Company recognizes forfeitures of options as they occur, and ceases recognition of further share-based compensation as of the date the options are forfeited.	1,589,041
Warrants Series A-2	As of December 31, 2020, a total of 3,534,756 warrants were outstanding to purchase Series A-2 preferred stock with a strike price of $.15767 per share.	3,534,756
Reserved Options	Options reserved for future issuance.	14,214,830

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing options pool and warrants are exercisable into equity under at a future date, and if they are exercised you will be diluted by that action. We are actively looking to raise additional capital via Convertible Note outside of the Netcapital Funding Portal as we believe that the maximum amount raised via Netcapital Funding Portal will not be sufficient to help achieve our operating goals. If we are successful with our fundraising efforts outside the portal your share in the company will get diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The holders of Preferred Stock shall be entitled to recieve dividends, out of any assets legally available therefor, prior and in preference to any declaration of payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) at the applicable Dividend Rate per annum, payable only when, as and if declared by the Board of Directors of the Company. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled, on a pari passu basis, to be paid out of the assets of the Corporation available to distribution to its stockholders before any payment shall be made to holders of Common Stock Please see the FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TALLA INC. for further disclosure.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holders of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuers discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SILICON VALLEY BANK
Amount Outstanding:	$1,200,000
Interest Rate:	5.5%
Maturity Date:	July 1, 2024

    Other Material Terms:

    During the year ended December 31, 2020, the Company entered into a $1.2 million loan and security agreement with a financial institution with an interest rate of 5.5% and a maturity date of January 1, 2024. The Company was allowed an 18-month interest-only deferral extension due to the COVID-19 pandemic, which will result in principal payments beginning near the end of fiscal year ended December 31, 2021. Substantially all of the Company's assets are pledged as collateral against this loan.

25. **What other exempt offerings has Talla Inc. conducted within the past three years?**

Date of Offering:	10/2018

Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$3,334,753
Use of Proceeds:	

> 4,838,304 shares at $0.68924 per share (excluding warrants to purchase 362,718 shares of Series A-1 Preferred Stock which warrants are no longer outstanding) Use of proceeds: Product Development

Date of Offering:	01/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$769,914
Use of Proceeds:	

> During the year ended December 31, 2019 the Company sold 1,117,065 shares of Series A-1 shares to outside investors for aggregate proceeds of $769,926. Use of proceeds: Product Development

Date of Offering:	06/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Other
Amount Sold:	$407,035
Use of Proceeds:	Warrant to Purchase Tokens

Date of Offering:	01/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$1,253,362
Use of Proceeds:	

> 7,927,706 Preferred Series A-2 sold for cash. Use of proceeds: Product Development

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company generated $404,511 in 2020 revenue, an increase of 28% over the previous year's revenue of $315,304. Gross profit of $385,779 increased by $131,348, or 51%, in 2020, as compared to a gross profit of $254,431 in 2019. 2020 gross profit percentage increased to 95% of sales, as compared to 81% in the year ended December 31, 2019. The margin increase was primarily driven by a decline in platform hosting costs. Our operating expenses for year ended on December 31, 2019, amounted to $4,645,696 , which resulted in an operating loss of $4,391,265. Our operating expenses for year ended on December 31, 2020, amounted to $2,653,646, which resulted in an operating loss of $2,653,646. As of December 31, 2020, the company had a cash balance of $613,300, and its cash burn rate is approximately $180,000 per month. As of December 31, 2020, the company had total assets of $700,805, total liabilities of $1,414,254, and shareholders' deficit of ($713,449).

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    | **CPA Review Report:** | reviewletter.pdf |

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or**

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
1. at the time of the filing of this offering statement bars the person from:
   1. association with an entity regulated by such commission, authority, agency or officer?
   2. engaging in the business of securities, insurance or banking?
   3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Talla Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.PDF
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: talla.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.